Exhibit (a)(2)(K)
WEBMETHODS EMPLOYEE UPDATE CALL
Moderator: David Mitchell
May 21, 2007
12:00 pm ET

Operator:	This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

At this time I would now like to welcome everyone to the webMethods employee weekly update. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Mitchell, you may begin.

David Mitchell:	Thank you operator and hello to everybody on the call. Thank you for joining us today to get an update on where we are with the merger. Today we’re going to give you an update across a variety of aspects of the activity that we’ve been executing against.

In the beginning here I’ll talk a little bit about the transaction itself to the extent that I can, given the public nature of the transaction. Obviously there’s a lot of constraints in terms of what we can communicate, but I’m going to do my best to bring you up to speed on what we know.

Then we’re going to talk a little about the integration planning phase of the merger activity and where we stand on that, and then talk about some stuff that’s going to be happening this week.

I’m also going to turn the call over to Debbie Rosen, who’s going to kind of provide some perspective in terms of where we are with some of the go to market activities both in the interim period but also post the close and maybe give us a picture of what’s going to happen after the close of the transaction.

So I’m happy to say that the transaction is on track. As the public documents indicated, there are really kind of four main conditions that the transaction is going through in terms of its ability to close.

One being the actual procurement by Software AG of the shares that are tendered. The other three are regulatory approvals, one being U.S. antitrust, one being I believe a German or European antitrust, and then another one being a CFIUS review in terms of the national security impact to the United States.

As the public filings have indicated, both the antitrust regulatory approval and the German or European antitrust regulatory approvals have been received.

We are now currently waiting on the CFIUS regulatory approvals to proceed. And obviously until we actually hear back or get approval or denial, we will have to file that in terms of the public domain so that all our shareholders know at once. So I can’t really give you a status on that.

I can tell you that that transaction is on track and we’re moving forward with all of our integration planning activity. There’s a whole bunch of different work streams happening in parallel. Both the integration teams on both sides are well into all of the work required to not just plan, but also to start executing post the close.

So the last time that we talked two weeks ago, we had just basically setup these integration teams and they began their initial meetings. I will tell you that there has been lots and lots of activity at all different levels from an HR perspective, from a go to market perspective, from a product development/product strategy perspective, from a marketing, from a field organization perspective, from a sales perspective, from a professional services, delivery, customer care perspective, in terms of addressing all the integration requirements and putting together a plan for what life is going to be after the close of this transaction.

Unfortunately, I don’t have a lot of detail in each one of those kind of work streams to share with you. This is a big week this week, so all this activity has been happening behind the scenes of the individual department level — planning and understanding on both sides.

And so the Software AG management team — their entire management team — management board — and supporting management team members will be in Fairfax starting tomorrow morning. Karl-Heinz is actually arriving in the morning. The rest of his team is arriving in the afternoon.

Of course that means that the webMethods management team and extended members of the management team will also all be here in Fairfax and will be meeting all week up until about Thursday night when the Software AG folks will head back to Germany and we’ll be done with a very extensive agenda.

My hope is that we’ll have more communication for you either by email or phone next week. But because of the Memorial Day holiday, your expectation should be that the next conference call will be on June 11, right — or the fourth.

Debbie Rosen:	Yes.

David Mitchell	Is it June 11?

Debbie Rosen:	No, it would be the fourth.

David Mitchell:	June 4. Sorry. But there probably will be some communication between now and then.

We’re working on all kinds of stuff, so I know that the lack of information certainly causes a lot of anxiety and questions and perhaps people are trying to draw their own conclusions. But I will tell you that the level of effort is comprehensive.

We’re dealing with every aspect of what it’s going to take to integrate these two organizations from the most basic level of integration in terms of email, to compensation philosophies, to HR policies, to internal IT policies, to healthcare, to how we go to market in the different geographies that we do business in, to how we support our products, to how we deliver our products, to what organizational structures make sense, to our rapid revenue plans in terms of ramping sales reps on both sides with the newer capabilities that this merger brings together.

So don’t take the lack of information as that there is no work being done, because it’s extensive. The unfortunate part is I just can’t share all that detail with you right now. We haven’t brought it to conclusion. This is a big week and a lot of that stuff will be moving forward very quickly after this week is completed.

I’ve said in the past, this merger is really about a partnership for growth and a partnership to kind of take the next step in the enterprise software marketplace in terms of creating the next billion Euro software company.

That means that the measure of success is revenue. In a revenue generating position today there’s going to be a lot of focus — Day 0/Day 1 of the close, the first 30 days, the first 60 days, the first 90 days — to make sure that you have everything that you need to get revenue done.

And I use revenue as kind of a generic term. Not just license, but professional services, maintenance, licensing — any aspect of how we get revenue done at webMethods is going to be invested in quite heavily, particularly in the first 90 to 120 days of the merger.

Our objective is to hit the targets that we’ve set forth in our FY ‘08 operating plan. And to do so, we have to have very limited disruption in terms of our customer facing infrastructure and in terms of our revenue generating infrastructure. And we have 100% alignment from the management team at Software AG that that is the primary focus.

Of course we have to do this in a profitable manner, so there will be expectations in terms of earnings contribution that all this revenue activity is going to be a contributor to the Software AG corporate financials. Of course, that is, you know, somewhat aligned to some of the original goals that we had as a stand alone entity FY ‘08.

Keep in mind there are lots of synergy opportunities here, both in terms of revenue leverage and cost structure that will be realized during not just the 2007 timeframe but into 2008 and 2009, given the fact that the companies won’t be operating independently.

There’s a lot of fantastic work going on in terms of that analysis and in terms of the plans to put all that together. Again, I don’t have a lot of detail to share with you, but there will be more detail forthcoming.

With that, I do also want to mention that there will be a customer webinar this week, I believe on Thursday, where we’ve got approximately 4 or 500 of our customers already pre-registered.

We’re going to be walking them through a much more detailed product strategy roadmap in terms of how these products come together over time and how we’re going to go to market with these products.

So our customers are going to get a lot more information than they have in the past about what’s going on and again, that webinar is going to be hosted both by webMethods management as well as Software AG management. I think Karl-Heinz and I both are on that phone call.

Okay, with that I look forward to your questions at the end of this call. And also keep your questions coming. And I’m going to turn it over to Debbie, who will give you an update from the marketing and business development perspective.

Debbie Rosen:	Hi everyone. Good morning, good afternoon. What I wanted to do was to give everybody an update, as David said, of some of the work that we’re doing on creating a unified positioning for the joint companies.

So we may have touched on this in some earlier calls, but one of the objectives that we had was to set — create a marketing — kind of go to market and brand infrastructure for the two companies

What that means is that we would have agreement across what is Software AG today and webMethods today for the new Software AG and how do we talk about ourselves as a company.

And so we have made tremendous progress on that. One of the things that is important for us to do is position ourselves not only with a value proposition but also with an understanding of what is — what we’ve in the past called the hill or the market that we want to own.

And when you look at how some of our competitors position themselves, they talk about themselves as being a leader in the enterprise software market or a leader in an infrastructure market or the leader in the middleware market.

And so after analyzing all of that and looking at all of our different — the markets that we deal in — the markets that we operate in, such as (unintelligible) B to B, that’s the way governance, legacy modernization — and that’s of the joint company — ESB and integration, on and on, we said, “Well if you look at all of this markets, how could we talk about ourselves as a company as kind of a — in a macro sense so that everyone can understand what (unintelligible) market or macro market that we operate in?”

And so we have come to agreement across those companies that that is actually the business infrastructure software market. And so what we’ve done is positioned ourselves as our new hill or new joint market for the new company as the business infrastructure software market, and that we are the world’s largest independent provider of business infrastructure software.

And so as such, we then also talked about what is our differentiator in that market. And we have agreed across those companies that our differentiation continues to be (unintelligible) to business improvement or faster times to business results.

And so to kind of crystallize that and clarify the positioning, we’ve created a joint boiler plate that will go into effect upon the close of the transaction. And I wanted to share that with you and we can also distribute that.

But it reads like this, “Software AG with (unintelligible) both Software AG and webMethods’ logos — Software AG and webMethods have come together to create the world’s largest independent provider of business infrastructure software. Our 4000 global customers achieve measurable business results upon modernizing and automating their IT systems and rapidly building new systems to meet growing business demands.”

Our industry leading product portfolio includes best in class solutions for managing data, enabling service oriented architecture, and improving business processes.

By combining proven technology with industry expertise and best practices, our customers improve and differentiate their businesses faster. Software AG and webMethods — the power of two.”

So hopefully you will see that — or you agree that not only does that position us again in our category, business infrastructure software, but also as the leading independent company, also with a focus on measurable business results and faster times to business improvement, but also uses, you know, clear, simple language that does not focus on, you know, the technical terms of technical type positioning.

And so with that messaging architecture and boiler plate, we’ve been working with the Software AG team both on the product marketing and the marketing side to also create a new joint logo that has again both the Software AG and webMethods logos.

I shared with you in previous calls that in the spirit of the partnership and the joint positive or the joint elements of (unintelligible) that we both want to bring to the table, for some interim period, probably at least 12 months, we want to have Software AG and webMethods’ logos co-located in everything we do.

And so we have versions of those that we’ve already approved. We have worked on updating websites and creating web — new website plans. And I think there’s a lot of work that’s been accomplished in a very positive way.

The other thing I wanted to mention is that we are obviously moving forward with Integration World. We’re going to be launching Integration World for this year.

What we wanted to also do was to welcome Software AG customer base prospects that would be prospects for what is their cross vision and/or are webMethods currently webMethods fabric suite.

And so we’ll actually have supplemental activities for that customers and prospect base that would welcome them into the fold of Integration World and allow them to, you know, ask questions about the — specific questions coming from the Software AG point of view.

But then they will — they’ll join with us at our customers welcome event and our — all of the activities such as the general session and the customer party.

So we’re looking to have an enhanced and expanded Integration World. And as Dave mentioned, our customers are going to hear an update from us on Thursday in our customer webinar.

We already have over 400 customers registered, so we expect, you know, that kind of interest to actually improve the attendance and so we’ll exceed the attendance that we had last year at Integration World

So please do talk to your customers about Integration World November 7-9 and ensure that, you know, that you have — if you need any information, just email marketing at webMethods.com and we can get you that. But hopefully you’ve seen a lot of what’s out there. And there’s information on the website.

We’ve also launched the customer innovation award process and would encourage you — your customer facing — to encourage your customers to submit their innovation award submission and stories.

We also, in terms of the joint company, are in the midst of creating and getting approved a joint brochure that you can leverage what we’re calling a power of two brochure that tells the story of what does merger mean.

So what is the power of two, and what’s the benefit to the customer, what’s the powerful new portfolio, what is the new expanded scope and reach of our services organization, and what does it mean in terms of who the new Software AG is in terms of revenue and numbers of customers and geography, et cetera?

So you should look forward to that brochure happening — or you — having access to that either on the close or shortly after the close so that you can use that both for your own knowledge, but also to share with customers.

We’ve also been working on what we’re calling a rapid enablement program. And what that would allow us to do was to as quickly as possible, cross train reps on both sides on what we think are some short-term quick wins and cross selling opportunities.

So for example for the webMethods rep, we’re going to have access to a much broader portfolio in legacy modernization. And what that means is taking customers’ legacy or mainframe data and applications and exposing that so that now you can leverage that in building new processes and that data or a process in building new processes and applications and leveraging the rest of our stacks.

So what we’re doing is ensuring that we can build the — some of the kinds of certification and online training capabilities around legacy modernization so we can start selling them into our customer base as quickly as possible.

And vice versa, our BPM and other products like optimize for SAP, we’re going to do the same so that those can be seated, if you will, and introduced into the large Software AG customer base.

Around the close, as Dave mentioned, while we’re planning on having our next communications call on June 4, obviously if the close happens prior to that, we do have a full set of communications plans to ensure that you are communicated to as you have come to expect, between webinars and team meetings, et cetera.

And so we’ve been working iteravely and interactively with the Software AG communications marketing and product marketing teams to not only create the plans but also the content. So we’ve been actively involved in that.

And on the business as usual side, it is important of course that we’re continuing to execute on all the plans. Seems that optimize for SAP, which has been launched, is really starting to get a lot of traction in the fields. We have just recently identified a large number of leads, including ten alone that were in the Fortune 500.

We’re continuing to execute on our SOA and business BPM master classes. And Bruce and Lance — Bruce Williams and Lance Hill continue to have a lot of — and active customer facing schedule and a lot of impact in those areas. We’re holding a customer day this week in American Electric Power hosted by them in Ohio.

And as well internationally, we’re continuing to execute on our schedules. And we’re preparing for Gartner where we’re actually going to do — have a joint presence with Software AG.

We’re actually not going to have one booth, but we will have a power of two themed presence — joint presence where, you know, you’ll have to go from one both to get one part of something like the baseball, and the other booth you get the mitt. So it’s a concept that we bring the power of two between the two companies.

So I think that’s really a summary of all the work that we’ve been doing together. And it’s — again, if you have any questions, you can send an email to acquisition@webMethods.com or any of the links that we’ve continually sent out.

David Mitchell:	Okay. Thanks Debbie. So just two more items and then we’ll take your questions. One is I’ve been very encouraged and actually very pleased by the level of interaction that both sides have really been executing on.

I mean we’ve been spending a lot of time on this planning phase during the interim period and really making sure that we get as many bases covered as possible, not just for the first day after the close but what life will look like over the first 90 days, the first 180 days, and into 2008.

And although a lot of you don’t have visibility into the detail, I will tell you that the work has been extensive and it continues to build. This week is a very big week. I’ve also been very encouraged by just how professional both sides are being.

Obviously there’s a lot of sensitive topics that get batted around in terms of direction and strategy and organizational structure and, “We used to do business this way. How are we going to do business that way?” kind of discussions.

And I will tell you that the discussion level has been very positive, very proactive. Lots of options being put forward, lots of analysis on both sides in terms of pros and cons against those options. And so this is the way it should be.

I think that we’re going to find that working with our brethren at Software AG is going to bring differences in terms of how we go about our daily business activity versus their daily business activities, but those differences will also be good.

The best of what they do in terms of their fiscal responsibility and their ability to hit their targets — I think now 14 quarters in a row both on the top line and the bottom line — is something that we’re going to be able to take advantage of.

And then from our perspective, the commitment to our customers, our ability to really differentiate ourselves with the customer in terms of driving faster business value and competitive differentiation in the base with the innovative and inventive products that we have in the marketplace really kind of makes the combination a combination for leadership and growth quite possible.

And this gets reflected in the customer interactions that we’re having currently. I probably talked to no less than about 25 or 30 customers since the announcement. I actually lost track. And I tell you, I have — I can’t think of a single negative customer reaction. Some of them obviously get very focused on, “Hey, where’s my product going?” Obviously that’s a big issue for the customer.

And as we walk them through our plan/our strategy and we kind of walk them through the portfolio on both sides of the table in terms of what Software AG has and what webMethods had, they get very comfortable and secure that the investments they’re making are going to be — continue to get value realized back to them over the coming years.

I tell you, I had one phone call with Toby Redshaw at Motorola. Those of you have been with the company a while, you know that Motorola is one of our biggest and long standing customers relationships.

They’re probably the earliest adopter of the business activity monitoring technology Optimize. Very active with webMethods over the years in terms of being a reference, but also helping us guide direction in terms of product development.

He called me. Want to just talk briefly just to get his perspective. Toby owns about 1/3 — I’m sorry, 2/3 of the total IT span of control at Motorola, so he’s a pretty significant individual in the Motorola executive team. This is a quote.

He said, “David, what you’ve done here is really a 1+1=3 scenario from our perspective. The one thing that we’ve been concerned with in the past hasn’t been your products, hasn’t been your commitment to our success, hasn’t been your people. It’s really been, you know, whether or not you can stay viable and relevant as these bigger vendors like Oracle, SAP, and IBM continue to consolidate the industry.”

“Now that this is behind us in terms of at least the announcement, we understand where you’re going, we understand with little product overlap how important webMethods is going to be to this strategy, and quite frankly you’re going to be a leader in business infrastructure software.”

And he actually used those terms, which is very cool from our perspective, because it kind of validates alot of the current thinking.

So that’s just a little bit of a feedback from some of the customers. I know that all of the XMT and different management team members have been interacting withcustomers.

We probably haven’t done a good enough job in sharing some of those reactions with you, but hopefully we’ll continue to try to figure out ways to share that — share those reactions with you.

So with that Operator, I’ll go ahead and open it up for any questions.

Operator:	At this time I would like to remind everyone, in order to ask a question, press star then the number one on your telephone keypad. Again, that was star one to ask a question.

Again, if you would like to ask a question, please press star then the number one on your telephone keypad. There are no phone questions at this time.

David Mitchell:	Okay. Well I’m sure there are tons of questions out there, so don’t hesitate to get your questions in through the different communication mechanisms that we set up for you. Don’t hesitate to email me directly or any member of the XMT or contact your manager directly. And we look forward to responding.

I think we’ve done a fairly good job of responding to most of the inbound questions. To the extent that we haven’t responded yet means that we probably don’t have an answer, but we’re doing our best.

And hopefully as you ask these questions, you’re getting some level of response that at least gets you comfortable with the fact that we’re thinking about the issue that you’re asking about.

So with that, I’ll ask you to continue to be patient with us. This is a big week. And just keep focused on your objectives. Keep focused on the execution. Again, the execution — again, the measure of success of this merger is going to be the revenue that we generate.

And the best thing that we can do as an organization within the Software AG corporate entity is execute against our plan. Achieve our targets. You’re going to find that the compensation philosophies at Software AG are very much performance based.

And so to the extent that we can hit or exceed our targets will allow us to enjoy our quality of work life experience within the Software AG environment.

So with that, I had — wish everybody a great day and a great week and we’ll be talking to you soon. Thank you.

Operator:	This concludes today’s conference. You may now disconnect.
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